

Mail Stop 3561

August 28, 2015

Via E-mail
Steeve Thibeault
Turquoise Hill Resources Ltd
Suite 354 – 200 Granville Street
Vancouver, British Columbia, Canada, V6C 1S4

Re: **Turquoise Hill Resources Ltd.**
        Form 40-F for Fiscal Year Ended December 31, 2014
        Filed March 24, 2015
        File No. 001-32403

Dear Mr. Thibeault:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining